Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

21 July 2014

Indonesian Arbitration update

Mission NewEnergy Limited (ASX:MBT) announces that the Indonesian arbitration panel, in a 2-1 majority decision, has awarded Mission’s subsidiary, Oleovest Pte Ltd, with US$3,360,000.

Funds will materially be used to pay down convertible note debt and for general working capital purposes.

Mission is awaiting the panel’s written decision.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: + 61 8 6313 3975

james@missionnewenergy.com